John Keells Holdings

John Keells Holdings Limited

P.O.Box 76, 130, Glennie Street, Colombo 2, Sri Lanka.
Telephone : 306000 (10 lines) 421101 (8 Lines) Fax : 447087, 439026
e-mail : jkh@keells.com Website : www.keells.com

03 FEB 24 AM 7:21

82-3854

February 5, 2003

03003928

SUPPL

Attn: Special Counsel Office of International
Corporate Finance
Securities & Commssions Exchange
Division of Corporate Finance
Fifth Street NW
Washington DC 20549
USA

Dear Sir,

JOHN KEELLS HOLDINGS LIMITED

Please find enclosed the following document.

a) **Interim Report 09 Months ended 31st December 2002**

Yours faithfully,
For JOHN KEELLS HOLDINGS LIMITED
KEELLS CONSULTANTS LIMITED

SECRETARIES

Encl.

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

John Keells Holdings Ltd. - Interim Report
Nine months ended 31st December 2002

Chairman's Message

The relatively improved economic environment, a period devoid of conflict, and the group's recent acquisitions have combined to produce excellent results this year. Group net earnings increased by 262% for the nine months ended 31st December 2002, and consolidated revenue grew by 39%, over the corresponding period of last year. While a strong earnings performance was witnessed in most sectors, group bottomline was mainly boosted by contributions from the Transportation and Food & Beverage sectors and a turnaround in the Leisure sector.

Increased rainfall in the last quarter dampened the momentum of the **Food and Beverage** sector, which however maintained a moderate level of growth from the corresponding period of last year. While sales of carbonated beverages were affected by bad weather, this was compensated by steady growth in demand for our ice creams, and an improved performance by Keells Food Products and the restaurants. This, coupled with greater labour efficiencies at Ceylon Cold Stores, should boost sector earnings during the rest of the year.

The **Transportation** sector has more than doubled its pre-tax profits for the nine months. The group's recent acquisition of a 90% stake in Lanka Marine Services (LMS) and the speedy progress made at South Asia Gateway Terminals (SAGT), have significantly contributed towards this end. We are confident that steps taken in improving efficiencies at LMS, including the initiation of a Voluntary Retirement Scheme, would lead to the desired benefits.

The **Leisure** sector has registered a marked turnaround in profitability, albeit from one of the worst quarters for local tourism, following the attack on the Colombo Airport and the events of September 11. Accordingly, while the Maldivian hotels still accounts for a bulk of hotel sector profits, the

local segment's contribution to growth has been significant. We are confident of the sector's performance for the rest of the year based on the present trend in arrivals and feedback from operators. While continuing to pursue possible regional expansions, the group is also reviewing its local tourism portfolio in order to gain maximum leverage from the sector's renewed prospects.

Despite higher rubber prices during most of the period under review and a marginal price increase in tea, the **Plantation** sector has reported a reduced level of profitability, mainly due to higher input costs in terms of wages and electricity charges. The continued increase in input costs remains a concern for the industry, and various initiatives are underway in addressing this issue.

The **Information Technology** sector has shown a marked turnaround from the comparative period of the previous year. This trend is expected to continue due to focussed marketing initiatives and a pick up in IT spending from our key customers.

In the **Financial Services** sector, John Keells Stock Brokers (JKSB) and Nations Trust Bank (NTB) have witnessed strong growth. JKSB has proved itself in the highly competitive brokerage industry by being ranked as the number one broker in terms of brokerage earned for the year 2002. NTB's growth in the last quarter in particular, was boosted by its successful integration of Waldock Mackenzie and the local operations of the American Express Bank. Union Assurance, although still affected by pricing issues and re-insurance costs, has seen an improved performance in the last quarter.

Although there has been a delay in the revival in external trade, the local economy looks to be on its way to recovery and the group is well positioned to leverage from this. The current peace process has thrust Sri Lanka in to international focus, and the potential fund flows through aid and

investment as well as a likely low interest rate regime augur well for business prospects. While JKH has been actively evaluating numerous investment opportunities, both locally and overseas, the group remains committed towards continually reviewing its existing operations, processes and systems in a bid to maximise organic value generation. To this end, your board has mandated the Boston Consulting Group, a leading strategy-consulting firm, to help position the group to take maximum advantage of new opportunities and improve its operating model in line with global best practices. While management is confident that FY2003 earnings will be the groups' best yet, we are committed to continually exceeding shareholder expectations.

V. Lintotawela
Chairman

3 February 2003

JOHN KEELLS HOLDINGS LIMITED

PROVISIONAL FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED 31ST DECEMBER 2002

CONSOLIDATED INCOME STATEMENT

	Quarter ended 31st December 2002	2001	Change	Nine months to 31st December 2002	2001	Ch
Revenue	4,699,455	2,973,685	58%	12,178,806	8,764,155	39
Cost of Sales	-3,369,582	-2,060,585	64%	-8,682,407	-6,133,888	42
Gross Profit	1,329,873	913,100	46%	3,496,399	2,630,267	33
Other Operating Income	52,751	50,460	5%	125,834	156,410	-2
	1,382,624	963,560	43%	3,622,233	2,786,677	30
Administrative Expenses	-683,204	-560,171	22%	-1,932,195	-1,657,170	17
Selling & Distribution Expenses	-160,995	-138,679	16%	-444,742	-367,448	21
Other Operating Expenses	-68,788	-71,906	-4%	-190,521	-176,283	8
Profit from Operating Activities	469,637	192,804	144%	1,054,775	585,776	80
Cost of Voluntary Retirement Scheme	-11,269	-57,270	-80%	-26,381	-92,681	-7
Profit from sale of Discontinued Operations	-	-	0%	103,016	-	10
Finance Expenses	-89,178	-80,686	11%	-242,865	-252,036	-4
Profit from Operating Activities before Tax	369,190	54,848	573%	888,545	241,059	26
Share of Associate Company Profits	111,994	87,641	28%	335,653	181,766	85
Profit before Taxation	481,184	142,489	238%	1,224,198	422,825	19
Income Tax Expense	-52,735	-59,495	-11%	-237,266	-190,854	24
Profit after Taxation	428,449	82,994	416%	986,932	231,971	32
Minority Interest	-52,289	15,326	-441%	-119,581	7,852	-16
Profit available to the Group	376,160	98,320	283%	867,351	239,823	26
Retained profits brought forward (after adj.)	2,124,113	1,887,024		1,632,922	1,745,521	
Balance available for appropriations	2,500,273	1,985,344		2,500,273	1,985,344	
Transfer to Distributable Dividend Reserve	-	-		-	-	
Dividends	-	-		-	-	
Balance carried forward	2,500,273	1,985,344		2,500,273	1,985,344	
	Rs.	Rs.		Rs.	Rs.	
Earnings per share for the period - Basic	2.02	0.53		4.66	1.31	
Dividends per share - Gross / Effective	0.00	0.00		0.00	0.00	

Note : All values are in Rupees '000s, unless otherwise stated.
The above figures are subject to audit.

JOHN KEELLS HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEET

AS AT 31ST DECEMBER	2002	2001	As at 31.03.20
ASSETS			
Non-current Assets			
Property, Plant & Equipment	9,509,732	8,921,115	8,928,2
Investments in Subsidiaries	10,680	47,508	10,6
Investments in Associates	2,556,688	2,718,863	2,245,0
Other Investments	128,570	140,710	146,4
Long Term Receivables	3,500	3,500	3,5
Deferred Expenditure	1,593	13,022	1,9
	12,210,763	11,844,718	11,335,9
Current Assets			
Inventories	1,911,200	1,208,867	1,203,7
Trade & Other Receivables	3,759,147	2,446,700	3,688,5
Short Term Investments	635,822	250,721	3,437,5
Cash in Hand and at Bank	1,024,185	728,425	912,7
	7,330,354	4,634,713	9,242,4
Total Assets	19,541,117	16,479,431	20,578,3
EQUITY & LIABILITIES			
Capital & Reserves			
Authorised Share Capital	3,000,000	3,000,000	3,000,0
Issued Share Capital	1,864,919	1,838,182	1,853,4
Capital Reserves	2,504,064	2,629,519	2,597,6
Revenue Reserves	2,312,924	2,025,030	2,316,8
Retained Earnings	2,500,273	1,985,344	1,644,6
Shareholders' Funds	9,182,180	8,478,075	8,412,5
Minority Interest	1,962,161	1,802,598	1,801,7
Non-current Liabilities			
Interest Bearing Borrowings	962,882	1,351,182	1,165,9
Deferred Tax	350,541	346,379	345,4
Retirement Benefit Obligation	532,368	472,823	490,5
Other Deferred Liabilities	97,329	95,781	93,6
	1,943,120	2,266,165	2,095,6
Current Liabilities			
Trade & Other Payables	3,161,691	2,047,146	5,666,8
Provision for Taxation	3,227	0	32,3
Dividends Payable	0	0	166,8
Short Term Borrowings	1,574,442	934,143	986,2
Interest Bearing Borrowings	365,656	345,768	398,9
Bank Overdrafts	1,348,640	605,536	1,017,3
	6,453,656	3,932,593	8,268,4
Total Equity & Liabilities	19,541,117	16,479,431	20,578,3
	Rs.	Rs.	Rs
Net Assets per share	49.24	46.12	45.

Note : All values are in Rupees '000s, unless otherwise stated.
The above figures are subject to audit.

The Board of Directors is responsible for the preparation and presentation of these financial statements.

V. Lintotawela
Chairman

S. C. Ratnayake
Director

3 February 2003

JOHN KEELLS HOLDINGS LIMITED

CONSOLIDATED CASH FLOW STATEMENT

For the period ended 31th December	2002	2001
In Rs. '000s		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Profit before Taxation	1,224,198	422,825
Adjustments for : Interest Received	-23,690	-16,162
Interest Paid	242,865	252,036
Dividends Received	-694	-18,400
Share of Associate Companies Profits	-335,653	-181,766
Depreciation	552,247	560,367
Proft from Discontinued Operations	-103,016	-
Profit on sale of Property, Plant & Equipment	-6,299	-10,378
(Profit)/Loss on sale of Shares	-5,450	-4,039
Goodwill on Consolidation	3,973	-4,494
Retiring Gratuity (net of payments)	29,163	-832
Amortisation of Grants & Subsidies	-4,296	-621
Deferred Expenditure (net)	377	1,884
Operating Profit before working capital changes	1,573,725	1,000,420
(Increase)/Decrease in Inventories	-11,825	-13,899
(Increase)/Decrease in Receivables & Prepayments	369,297	321,785
Increase/(Decrease) in Creditors & Accruals	17,443	-3,842,90
Increase/(Decrease) in Short Term Borrowings	542,760	604,293
Cash Flow Generated by Operations	2,491,400	-1,930,302
Interest Received	23,690	16,162
Interest Paid	-242,865	-252,03
Dividends Received	694	39,86
Taxation Paid	-237,842	-120,94
Cash Flow from Operating Activities	2,035,077	-2,247,25
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of Property, Plant & Equipment	-452,824	-308,14
Purchase of Subsidiaries	-1,199,362	-
Purchase of Investments	-16,362	-577,77
Change of Interest in Subsidiaries	-12,271	-65,91
Proceeds from sale of Property, Plant & Equipment	9,509	30,12
Disposal of Associates	26,233	-
Proceeds from sale of Investments	39,793	49,65
Grants Received	7,979	15,32
Net Cash Flow from Investing Activities	-1,597,305	-856,73
CASH FLOW FROM FINANCING ACTIVITIES		
Issue of Shares - John Keells Holdings Limited	47,582	10,07
Minority Interest	-91,188	-104,42
Dividends Paid	-166,872	-169,56
Proceeds from Long Term Borrowings	50,848	371,62
Repayment of Long Term Borrowings	-243,151	-145,41
Net Cash Flow from Financing Activities	-402,781	-37,71
NET INCREASE / (DECREASE) IN CASH & CASH EQUIVALENTS	34,991	-3,141,70
CASH & CASH EQUIVALENTS AT THE BEGINNING (after adj.)	276,376	3,515,31
CASH & CASH EQUIVALENTS AT THE END	311,367	373,61
CASH & CASH EQUIVALENTS		
Short Term Investments	635,822	250,72
Cash in Hand	1,024,185	728,42
Bank Overdrafts	-1,348,640	-605,53
Cash & Cash Equivalents	311,367	373,61

JOHN KEELLS HOLDINGS LIMITED

PROVISIONAL FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED 31ST DECEMBER 2002

COMPANY INCOME STATEMENT

	Quarter ended 31 December 2002	Quarter ended 31 December 2001	Change	Nine months to 31 December 2002	Nine months to 31 December 2001	Change
Revenue	276,326	204,282	35%	698,384	645,145	8%
Cost of Sales	-25,825	-16,004	61%	-66,337	-51,891	28%
Gross Profit	250,501	188,278	33%	632,047	593,254	7%
Other Operating Income	9,447	9,969	-5%	15,056	21,348	-29%
	259,948	198,247	31%	647,103	614,602	5%
Administrative Expenses	-46,497	-37,583	24%	-141,871	-128,046	11%
Other Operating Expenses	-11,937	-50,573	-76%	-37,005	-94,429	-61%
Profit from Operating Activities	201,514	110,091	83%	468,227	392,127	19%
Provision for fall in value of Investments	-2,685	-1,212	122%	-7,552	-2,484	204%
Finance Expenses	-63,031	-42,550	48%	-152,746	-125,296	22%
Profit before Taxation	135,798	66,329	105%	307,929	264,347	16%
Income Tax Expense	0	4,998	-100%	0	7,142	-100%
Profit after Taxation	135,798	71,327	90%	307,929	271,489	13%
Retained profits brought forward	193,983	242,551		21,852	42,389	
Balance available for appropriations	329,781	313,878		329,781	313,878	
Transfer to Distributable Dividend Reserve	0	0		0	0	
Dividends	0	0		0	0	
Balance carried forward	329,781	313,878		329,781	313,878	
	Rs.	Rs.		Rs.	Rs.	
Earnings per share for the period - Basic	0.73	0.39		1.65	1.48	
Dividends per share - Gross / Effective	0.00	0.00		0.00	0.00	

Note : All values are in Rupees '000s, unless otherwise stated.
The above figures are subject to audit.

JOHN KEELLS HOLDINGS LIMITED

COMPANY BALANCE SHEET

AS AT 31ST DECEMBER	2002	2001	As at 31.03.:
ASSETS			
Non-current Assets			
Property, Plant & Equipment	392,549	386,171	383
Investments in Subsidiaries & Joint Ventures	3,624,791	2,386,874	2,376
Investments in Associates	1,267,351	1,711,742	1,268
Other Investments	82,057	91,955	97
Long Term Receivables	399,080	435,363	434
	5,765,828	5,012,105	4,559
Current Assets			
Inventories	562	590	
Trade & Other Receivables	677,426	281,698	1,082
Short Term Loans given to Related Parties	366,770	325,441	433
Short Term Investments	253,582	232,126	252
Cash in Hand and at Bank	1,660	131,622	34
	1,300,000	971,477	1,804
Total Assets	7,065,828	5,983,582	6,364
EQUITY & LIABILITIES			
Capital & Reserves			
Authorised Share Capital	3,000,000	3,000,000	3,000
Issued Share Capital	1,864,919	1,838,182	1,853
Capital Reserves	1,138,766	1,057,240	1,102
Revenue Reserves	1,082,976	895,000	1,082
Retained Earnings	329,781	313,878	21
Shareholders' Funds	4,416,442	4,104,300	4,060
Non-current Liabilities			
Interest Bearing Borrowings	366,303	543,869	486
Retirement Benefit Obligation	40,926	42,629	44
	407,229	586,498	531
Current Liabilities			
Trade & Other Payables	165,113	172,007	132
Amounts due to Related Parties	231,187	469,349	467
Dividends Payable	0	0	166
Short Term Borrowings	983,808	465,117	508
Interest Bearing Borrowings	179,158	178,719	178
Bank Overdrafts	682,891	7,592	317
	2,242,157	1,292,784	1,771
Total Equity & Liabilities	7,065,828	5,983,582	6,364
	Rs.	Rs.	Rs.
Net Assets per share	23.68	22.33	2

Note : All values are in Rupees '000s, unless otherwise stated.
The above figures are subject to audit.

The Board of Directors is responsible for the preparation and presentation of these financial statements.

V. Lintotawela
Chairman

S. C. Ratnayake
Director

3 February 2003

JOHN KEELLS HOLDINGS LIMITED

COMPANY CASH FLOW STATEMENT

For the period ended 31st December	2002	2001
In Rs. '000s		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Profit before Taxation	307,929	264,3
Adjustments for : Interest Paid	152,746	125,2
Depreciation	11,851	10,6
Profit on sale of Property, Plant & Equipment	-3,162	-
(Profit)/Loss on sale of Shares	-6,765	-4,0
Provision for fall in value of Investments	7,552	2,4
Bad Debts	13,665	12,9
Retiring Gratuity (net of payments)	-4,041	5,5
Operating Profit before working capital changes	479,775	417,2
(Increase)/Decrease in Receivables & Prepayments	473,826	215,3
Increase/(Decrease) in Creditors & Accruals	-203,871	50,6
Increase/(Decrease) in Short Term Borrowings	475,336	265,1
Cash Flow Generated by Operations	1,225,066	948,3
Interest Paid	-152,746	-125,2
Taxation Paid	-1,659	-12,4
Cash Flow from Operating Activities	1,070,661	810,5
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of Property, Plant & Equipment	-20,956	-15,9
Purchase of Investments	-1,255,771	-596,2
Proceeds from sale of Property, Plant & Equipment	3,162	
Proceeds from sale of Investments	22,486	22,6
Net Cash Flow from Investing Activities	-1,251,079	-589,5
CASH FLOW FROM FINANCING ACTIVITIES		
Issue of Shares - John Keells Holdings Limited	47,582	10,0
Dividends Paid	-166,872	-169,5
Long Term borrowings - related parties	21,578	-29,1
Proceeds from Long Term Borrowings	1,750	323,5
Repayment of Long Term Borrowings	-121,882	-56,9
Net Cash Flow from Financing Activities	-217,844	77,9
NET INCREASE / (DECREASE) IN CASH & CASH EQUIVALENTS	-398,262	299,0
CASH & CASH EQUIVALENTS AT THE BEGINNING	-29,387	57,1
CASH & CASH EQUIVALENTS AT THE END	-427,649	356,1
CASH & CASH EQUIVALENTS		
Short Term Investments	253,582	232,1
Cash in Hand	1,660	131,6
Bank Overdrafts	-682,891	-7,5
Cash & Cash Equivalents	-427,649	356,1

JOHN KEELLS HOLDINGS LIMITED

STATEMENT OF CHANGES IN EQUITY

Group

AS AT 31ST DECEMBER	2002	2(
In Rs. '000s		
Balance as at 31st March	8,412,562	8,180,4
Adjustment on account of changes in holdings	-15,624	-4,1
	8,396,938	8,176,2
Adjustment on account of revaluation	-39,221	
Share Options exercised during the period	11,460	2,5
Premium on issue of Shares during the period	36,122	7,5
Goodwill arising during the period	-103,389	10,8
Goodwill amortised during the period	3,973	-4,4
	8,305,883	8,192,7
Gain/Loss not recognised in the Income Statement - Currency Translation Reserve	8,946	45,5
Net Profit for the period	867,351	239,8
Balance as at 31st December	9,182,180	8,478,(

Company

AS AT 31ST DECEMBER	2002	2
Balance as at 31st March	4,060,931	3,822,:
Share Options exercised during the period	11,460	2,!
Premium on issue of Shares during the period	36,122	7,!
	4,108,513	3,832,!
Net Profit for the period	307,929	271,
Balance as at 31st December	4,416,442	4,104,:

3 February 2003

JOHN KEELLS HOLDINGS LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED 31ST DECEMBER 2002

1. Market Price per share

	2002	2001
	Company	
Market Price - Highest (for the period)	84.50	72.75
Market Price - Lowest (for the period)	54.00	23.50

2. The Interim Financial Statements of the Company and of the Group have been prepared on the basis of the same accounting policies and methods applied for the year ended 31 March 2002 and are in compliance with Sri Lanka Accounting Standard 35 - Interim Financial Reporting.

3. The presentation and classification of figures for the corresponding period of the previous year have been amended to be comparable with those for the current year.

4. All values included in these Financial Statements are in Rs. '000s unless otherwise stated.

5. Ceylinco Tourist Hotels Limited ceased to be an Associate of the Group with effect from 20 June 2002.

6. The Company disposed of its subsidiary Waldock Mackenzie Limited to Nations Trust Bank Limited, an Associate of the Group, on 28 June 2002. Since full provision was made for losses as at 31 March 2002, the write back to Group profits during the quarter, of accumulated losses of this company, was Rs.88 million.

7. The Company acquired a 90% stake in Lanka Marine Services Limited, at a cost of Rs.1.2 billion, on 20 August 2002.

8. There have been no other events subsequent to the Balance Sheet date, which require disclosure in the Interim Financial Statements.

CORPORATE INFORMATION

Name of Company

John Keells Holdings Limited

Legal Form

Public limited liability company,
Incorporated in Sri Lanka in 1979
Ordinary Shares listed on the Colombo Stock Exchange and the GDRs on the Luxembourg Stock Exchange

Directors

Mr V Lintotawela - Chairman
Mr A D Gunewardene
Mr S C Ratnayake
Mr G S A Gunasekera
Mr E F G Amerasinghe
Mr S Easparathasan
Mr J C L de Mel
Mr T Das

Board Audit Committee

Mr S Easparathasan – Chairman
Mr E F G Amerasinghe

Board Remuneration Committee

Mr E F G Amerasinghe – Chairman
Mr S Easparathasan
Mr J C L de Mel

Secretaries and Registrars

Keells Consultants Limited
130 Glennie Street
Colombo 2

Auditors

Ernst and Young
Chartered Accountants
P.O. Box 101
Colombo

Bankers

Bank of Ceylon
CitiBank NA
Commercial Bank
Deutsche Bank
Hatton National Bank
Hongkong and Shanghai Banking Corporation
NDB Bank
Nations Trust Bank
People's Bank
Seylan Bank
Standard Chartered Grindlays

Depository for GDRs

CitiBank NA
New York

Registered Office of the Company

130 Glennie Street
Colombo 2

Contact Details

P O Box 76
130 Glennie Street
Colombo 2

Telephone: (94 1) 306000
Facsimile : (94 1) 447087

Internet : www.keells.com
email : jkh@keells.com

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